PRUDENTIAL INVESTMENT PORTFOLIOS 9
Gateway Center Three
100 Mulberry Street
Newark, New Jersey 07103

February 17, 2010

Securities and Exchange Commission,
100 F Street, N.E.
Washington, DC 20549

Re:	Prudential Investment Portfolios 9 – Prudential Large-Cap Core Equity Fund
Registration Statement on Form N-1A
File Nos. 333-66895; 811-09101

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the undersigned Registrant hereby requests withdrawal of the amendment to its registration statement on Form N-1A (File No. 333-66895), as filed on February 16, 2010 (the “Registration Statement Amendment”).  No securities have been issued or sold pursuant to the Registration Statement Amendment.

The Registrant has discovered the unintentional filing of a Pre-effective pricing amendment filed pursuant to Securities Act Rule 486(b) instead of a post-effective amendment filed pursuant toRule 485(b). The Registrant plans to submit a revised amendment that includes the required certification and is requesting withdrawal of the Registration Statement Amendment.

No fee has been paid by the Registrant in connection with this Registration Statement Amendment.

Pursuant to the requirements of Rule 477 under the Act, the Registrant has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Please direct any question you may have concerning this application to Miss Claudia DiGiacomo (telephone:  (973) 802-5032; Fax (973) 367-6349).

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Prudential Investment Portfolios 9 – Prudential Large-Cap Core Equity Fund

By:	/s/ Claudia DiGiacomo
Name: Claudia DiGiacomo
Title: Assistant Secretary